UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Special General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on February 16, 2016, the following resolutions were approved by the shareholders:

1.	Election of Ms. Nurit Benjamini as an external director of the Company, for a three-year term, in accordance with the provisions of the Companies Law -1999 and the regulations thereunder; and

2.	Increase in the authorized share capital of the Company from NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and on October 29, 2015 (Registration No. 333-207654) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2016	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer